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                        [W-H ENERGY SERVICES LETTERHEAD]



June 26, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      W-H Energy Services, Inc.
         Withdrawal of Form 8-A, File No. 001-31346

Ladies and Gentlemen:

         In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), W-H Energy Services, Inc., a Texas corporation (the "Registrant") hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form 8-A (the "Registration Statement") (File No. 001-31346) filed on June 3, 2002.

         The Registrant is making this request because the Registration Statement was mistakenly filed as a Form 8-A12B rather than a Form 8-A12G. The Registrant filed the appropriate Form 8-A12G on June 5, 2002 (File No. 000-31721).

         We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (713) 974-9071 or Matt Heintz of Vinson & Elkins L.L.P., at (713) 758-3342.

                                    Respectfully submitted,

                                    W-H Energy Services, Inc.

                                    By: /s/ Ernesto Bautista III
                                       ---------------------------------------
                                        Ernesto Bautista, III
                                        Vice President and Corporate Controller